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                              June 6, 2023

       Robert Cefail
       President
       American Stories Entertainment Inc.
       1449 Wetherington Way
       Palm Harbor, FL 34683

                                                        Re: American Stories
Entertainment Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed May 23, 2023
                                                            File No. 024-12104

       Dear Robert Cefail:

                                                         We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 2

       General

   1. Please revise to include the bonus shares in the number of securities offered. Please also include the value of
the bonus shares in calculating the aggregate offering amount.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Rucha
Pandit at (202) 551-6022 or Erin Jaskot at (202) 551-3442 with
 Robert Cefail
American Stories Entertainment Inc.
June 6, 2023
Page 2

any questions.



                                                   Sincerely,
FirstName LastNameRobert Cefail
                                                   Division of Corporation
Finance
Comapany NameAmerican Stories Entertainment Inc.
                                                   Office of Trade & Services
June 6, 2023 Page 2
cc:       Peter Wilke
FirstName LastName